November 7, 2022

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Continental Resources, Inc.

Schedule TO-T filed by Omega Acquisition, Inc. and Harold G. Hamm

Filed October 24, 2022

File No. 005-82887

Schedule 13E-3 filed by Continental Resources, Inc. et al.

Filed October 25, 2022

File No. 005-82887

Ladies and Gentlemen:

Set forth below are the responses of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 3, 2022, with respect to the Schedule TO-T filed by Omega Acquisition, Inc. and Harold G. Hamm with the Commission on October 24, 2022 and the Schedule 13E-3 filed by Continental Resources, Inc. et al., File No. 005-82887, with the Commission on October 25, 2022.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Schedule TO-T filed by Omega Acquisition, Inc. and Harold G. Hamm unless otherwise specified.

Securities and Exchange Commission

November 7, 2022

Schedule TO-T

Materials Prepared by the Founders Financial Advisor - Miscellaneous, page 19

1.	Provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has amended the disclosure under “Special Factors—Section 2. Materials Prepared by the Founder’s Financial Advisor” to disclose the fees that Intrepid will receive for its services in connection with the transaction.

Background of the Offer and the Merger, page 37

2.

We note you refer security holders to read the company’s Schedule 14D-9 for disclosure in this section. The disclosure is required of each filing person in the going private transaction; thus, please revise to include the disclosure or incorporate by reference to your disclosure documents.

RESPONSE: In response to the Staff’s comment, the Company has amended the disclosure under “Special Factors—Section 14. Background of the Offer and the Merger; Contacts with the Company” to explicitly incorporate by reference the section of the Schedule 14D-9 that was previously referenced.

Schedule I - Security Ownership of Certain Beneficial Owners and Management, page S-3

3.	Please revise to remove all references to “pecuniary interest” as beneficial ownership under Regulation 13D-G does not incorporate that concept.

RESPONSE: In response to the Staff’s comment, the Company has amended the information provided under “Security Ownership of Certain Beneficial Owners and Management” in Schedule I to remove all references to “pecuniary interest.”

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Securities and Exchange Commission

November 7, 2022

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

CONTINENTAL RESOURCES, INC.

By:	/s/ James R. Webb
Name:	James R. Webb
Title:	Senior Vice President, General Counsel,
Chief Risk Officer & Secretary

Enclosures

cc:	David Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.

Stephen M. Gill, Vinson & Elkins L.L.P.

David A. Katz, Wachtell, Lipton, Rosen & Katz

Zachary S. Podolsky, Wachtell, Lipton, Rosen & Katz